Directors and Executive Officers of

Amundi S.A.

The name, business address, title and present principal occupation or employment of each of the directors and executive officers of Amundi are set forth below.

<u>Directors</u>

Name	Business Address	Present Principal Occupation	Citizenship
Philippe Brassac	12 place des Etats-Unis 92127 Montrouge Cedex, France	Chief Executive Officer Crédit Agricole S.A., Bank and insurance Group	France
Virginie Cayatte	10 place du Général de Gaulle 92160 Antony, France	Group Chief Financial Officer Adisseo France (AFSAS)	France
Bénédicte Chrétien	12 place des Etats-Unis 92127 Montrouge Cedex, France	Group Human Resources Director Crédit Agricole S.A., Bank and insurance Group	France
Laurence Danon	1 rue d'Anjou 75008 Paris, France	Chairman Primerose	France
Patrice Gentié	106 Quai de Bacalan 33300 Bordeaux, France	Manager of his family vine nursery business and President of the Credit Agricole Regional Bank d' Aquitaine	France
Gérald Grégoire	12 place des Etats-Unis 92127 Montrouge Cedex, France	Deputy General Manager in charge of Client and Development Division Crédit Agricole S.A., Bank and insurance Group	France
Christine Grillet	1 rue des Pontets 39130 Bonlieu, France	Farmer and President of the Credit Agricole Regional Bank de Franche-Comté	France
Michèle Guibert	La Croix Tual 22440 Ploufragan, France	Chief Executive Officer of the Crédit Agricole Regional Bank des Côtes d'Armor	France
Robert Leblanc	82 rue du Ranelagh 75016 Paris, France	Manager RL Conseil, Consulting Firm	France
Hélène Molinari	19 bis rue des poissonniers 92200 Neuilly-sur-Seine, France	Chairman SUMus	France
Christian Rouchon	Avenue de Montpellieret Maurin 34977 Lattes Cedex, France	Chief Executive Officer of the Crédit Agricole Regional Bank du Languedoc	France
Nathalie Wright	91-93 Boulevard Pasteur 75015 Paris, France	Member of Boards Amundi S.A.	France

Joseph Ouedraogo	91-93 Boulevard Pasteur 75015 Paris, France	Market Risk Project Manager Amundi Asset Management S.A.S.	France

Executive Officers

Name	**Business Address**	**Present Principal Occupation**	**Citizenship**
Valérie Baudson	91-93 Boulevard Pasteur 75015 Paris, France	Chief Executive Officer Amundi S.A.	France
Nicolas Calcoen	91-93 Boulevard Pasteur 75015 Paris, France	Deputy Chief Executive Officer Amundi S.A.	France
Jean-Jacques Barbéris	91-93 Boulevard Pasteur 75015 Paris, France	Head of Institutional and Corporate Clients Division and ESG Amundi S.A.	France
Céline Boyer-Chammard	91-93 Boulevard Pasteur 75015 Paris, France	Head of Sustainable Transformation and Organization Amundi S.A.	France
Dominique Carrel-Billiard	91-93 Boulevard Pasteur 75015 Paris, France	Head of Real Assets and Alternatives Amundi S.A.	France
Guillaume Lesage	91-93 Boulevard Pasteur 75015 Paris, France	Chief Operating Officer Amundi S.A.	France
Olivier Mariée	91-93 Boulevard Pasteur 75015 Paris, France	Head of International Partner Networks Division and JVs Amundi S.A.	France
Vincent Mortier	91-93 Boulevard Pasteur 75015 Paris, France	Chief Investment Officer Amundi S.A.	France
Isabelle Senéterre	91-93 Boulevard Pasteur 75015 Paris, France	Head of Human Resources Amundi S.A.	France
Cinzia Tagliabue	91-93 Boulevard Pasteur 75015 Paris, France	Chief Executive Officer Amundi SGR	France
Benoît Tassou	91-93 Boulevard Pasteur 75015 Paris, France	Head of French Partners Networks Division Amundi S.A.	France
Eric Vandamme	91-93 Boulevard Pasteur 75015 Paris, France	Chief Risk Officer Amundi S.A.	France
Fannie Wurtz	91-93 Boulevard Pasteur 75015 Paris, France	Head of Distribution & Wealth Division, ETF & Passive Business Line and Asia Supervision Amundi S.A.	France